SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d - 2(b)



                                 CEPHALON, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    156708109
                                 (CUSIP NUMBER)

                              Basso Securities Ltd.
                              1281 East Main Street
                               Stamford, CT 06902

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Ricardo W. Davidovich, Esq.
                    Tannenbaum Helpern Syracuse & Hirschtritt
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                  July 17, 2000
             (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                      |_|  Rule 13d-1-(b)
                      |X|  Rule 13d-1-(c)
                      |_|  Rule 13d-1-(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                Page 1 of 6 Pages

CUSIP No. 156708109


________________________________________________________________________________
1.   Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

Basso Securities Ltd.

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Citizenship or Place of Organization

Delaware

________________________________________________________________________________
  Number Of    5.   Sole Voting Power

   Shares           1,042,980 shares of preferred security convertible
                    into 2,909,914 shares of common stock
               _________________________________________________________________
Beneficially   6.   Shared Voting Power

  Owned By          0
               _________________________________________________________________
    Each       7.   Sole Dispositive Power

  Reporting         1,042,980 shares of preferred security convertible
                    into 2,909,914 shares of common stock
               _________________________________________________________________
   Person      8.   Shared Dispositive Power

    With            0
________________________________________________________________________________
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,042,980 shares of preferred security convertible into 2,909,914 shares of common stock

________________________________________________________________________________
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)

                                                                          [_]

________________________________________________________________________________
11.  Percent of Class Represented by Amount in Row (9)

     7.7% of Common Stock_

________________________________________________________________________________
12.  Type of Reporting Person (See Instructions)

     CO


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



CUSIP No. 156708109

Item 1(a)   Name of Issuer:

Cephalon, Inc. (the "Issuer")

Item 1(b)   Address of Issuer:

145 Brandywine Parkway
West Chester, PA 19380
United States

Item 2(a)   Name of Person Filing:

Basso Securities Ltd.

Item 2(b)   Address of Principal Business Office or, if none, Residence:

The address of the reporting person is:

1281 East Main Street
Stamford, CT 06902

Item 2(c)   Citizenship:

Delaware,  USA

Item 2(d)   Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e)   CUSIP Number:

156708109

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing person is a:


                                Page 3 of 6 Pages

CUSIP No. 156708109

a. |_| Broker or dealer registered under Section 15 of the Act,
b. |_| Bank as defined in Section 3(a)(6) of the Act,
c. |_| Insurance Company as defined in Section 3(a)(19) of the Act,
d. |_| Investment Company registered under Section 8 of the Investment Company Act,
e. |_| Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
f. |_| Employee Benefit Plan, or Endowment Fund in accordance with
       Rule 13d-1(b)(1)(ii)(F),
g. |_| Parent Holding Company or Control Person, in accordance with
       Rule 13d-1(b)(ii)(G); (Note:  see Item 7),
h. |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i. |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j. |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4 Ownership:

     (a) Amount Beneficially Owned: As of November 9, 2000, an aggregate of 1,042,980 shares of preferred security convertible into 2,909,914 shares of common stock were beneficially owned by Basso Securities Ltd. as an advisor to certain funds managed by AIG International Management Company, Inc., as follows:
(i) 716,747 preferred shares (convertible into 1,999,724 shares of common stock) were held by AIG SoundShore Holdings Ltd., (ii) 199,035 preferred shares (convertible into 555,308 shares of common stock) were held by AIG SoundShore Opportunity Holding Fund Ltd. and (iii) 127,198 preferred shares (convertible into 354,882 shares of common stock) were held by AIG SoundShore Strategic Holding Fund Ltd. Basso Securities Ltd. disclaims beneficial ownership of the holdings reported herein.

     (b) Percent of Class: 7.7% /1/

     (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote:

               1,042,980 shares of preferred security convertible into 2,909,914 shares of common stock

          (ii) shared power to vote or direct the vote:

--------

/1/ The percentage was calculated by dividing 2,909,914 shares which the preferred securities held by Basso Securities Ltd. would be exercisable into by 37,797,469 shares (which represents the sum of 34,887,555 shares (outstanding based on the latest 10Q of the Issuer filed on August 14, 2000) and 2,909,914 shares (representing the number of shares that would be held by Basso Securities Ltd. upon the exercise of the preferred security)).

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CUSIP No. 156708109

          (iii) sole power to dispose or to direct the disposition of:

               1,042,980 shares of preferred security convertible into 2,909,914 shares of common stock

          (iv) shared power to dispose or direct the disposition of:

               0

Item 5    Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

          Basso Securities Ltd. has entered into an Advisory Services Agreement with AIG International Management Company, Inc. ("AIGMCI"), a registered investment adviser, to act as the portfolio manager to certain funds managed by AIGMCI. As such, AIGMCI, and AIG SoundShore Holdings Fund Ltd., a fund to which Basso Securities Ltd. acts as the portfolio manager, each has more than five percent interest in the security and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such security.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

          Not applicable

Item 8    Identification and Classification of Members of the Group:

          Not applicable

Item 9    Notice of Dissolution of Group:

          Not applicable

Item 10   Certification:

          By signing below I certify that, to the best of my knowledge and belief, the

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CUSIP No. 156708109

          securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 10, 2000


November 10, 2000
-----------------------------
Date

/s/ Howard I. Fischer
-----------------------------
Signature


Howard I. Fischer, President
-----------------------------
Name/Title